UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Paul-Son Gaming Corporation
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(Name of Issuer)

Common Stock par value $0.01
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(Title of Class of Securities)

703578 10 4 ----------------------------------------------------------------------- (CUSIP Number)

Eric P. Endy, 1700 Industrial Road, Las Vegas, Nevada 89102
(702) 384-2425
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2000
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SCHEDULE 13D
CUSIP No.	703578 10 4	Page	2	of	6	Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Eric P. Endy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] N/A* (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,839,467
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER 1,839,467
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No.	703578 10 4	Page	3	of	6	Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) The Paul S. Endy, Jr. Living Trust, Eric P. Endy Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] N/A* (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,610,912
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,610,912
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.6%
14	TYPE OF REPORTING PERSON* OO

        This Amendment No. 3 amends the Schedule 13D, as most recently amended by Amendment No. 2 thereto dated April 10, 1999 (the "Schedule 13D"), of Eric P. Endy and the Paul S. Endy, Jr. Living Trust (collectively, the "Reporting Persons"), with respect to the common stock, $.01 par value ("Common Stock"), of Paul-Son Gaming Corporation, a Nevada corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 4.        Purpose of Transaction.

        Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

        This Amendment No. 3 is being filed to report the disposition of 100,000 shares of Common Stock beneficially owned by the Reporting Persons as a result of the expiration of options previously granted to Paul S. Endy, Jr. under the Issuer's 1994 Long-Term Incentive Plan (the "LTIP").

        As previously reported in the Schedule 13D, Paul Endy died on April 10, 1999 and Eric P. Endy was appointed executor of Paul S. Endy, Jr.'s estate. Eric P. Endy was appointed successor trustee to the Endy Trust, the owner of 1,610,912 shares of Common Stock, on November 12, 1998, due to the then health condition of Paul S. Endy, Jr.. Options to purchase 100,000 shares of Common Stock at $8.0625 per share previously granted to Paul S. Endy, Jr. under the LTIP expired on April 10, 2000. The LTIP provides that all unexpired options held by an optionee expire upon the one year anniversary of the optionee's death.

Item 5.        Interests in the Securities of the Issuer.

        Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

5.1         (a)         On April 10, 2000, Eric P. Endy held a beneficial interest in a total of 1,845,467 shares of Common Stock, including: (i) 113,555 shares held directly; (ii) 97,000 shares subject to a vested and unexercised option; (iii) 1,610,912 shares held as trustee of the Endy Trust; (iv) 18,000 shares held as co-trustee of the Daren Chang Trust, the Nevin Chao Trust and the Celine C

               (b)         Eric P. Endy has the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of, all shares beneficially owned by him, with the exception of 6,000 shares held by Eric P. Endy's spouse and 18,000 shares held as co-trustee of the Daren Chang Trust, the Nevin Chao Trust and the Celine Chin Trust..

               (c)        See Item 4 above.

               (d)         Not applicable.

               (e)        Not applicable.

5.2          (a)         On April 10, 2000, the Endy Trust held a beneficial interest in a total of 1,610,912 shares of Common Stock, or approximately 46.6% of Common Stock issued and outstanding as of April 10, 2000, based upon 3,455,818 shares of Common Stock outstanding.

               (b)         The Endy Trust, through its trustee, has the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of, all shares beneficially owned by it.

               (c)        See Item 4 above.

               (d)        Not applicable.

               (e)        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of September, 2000.

/s/ Eric P. Endy
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Eric P. Endy

The Paul S. Endy, Jr. Living Trust

By:  /s/ Eric P. Endy
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Eric P. Endy, Trustee